CONNECTICUT OFFICE

TORONTO OFFICE:

PO Box 577

Bay Adelaide Centre, East Tower

U.S.A.   06784

22 Adelaide Street West, Suite 3400

Sherman, CT

Toronto, Ontario M5H 4E3 Canada

U.S.A.   06784

Toll Free (844) 364-1830

investors@tangoldcorp.com

 www.tangoldcorp.com

Tanzanian Gold Reports Annual Meeting Voting Results

FOR IMMEDIATE RELEASE

February 28, 2020

VANCOUVER, February 28, 2020, (GLOBENEWSWIRE) - Tanzanian Gold Corporation (TSX:TNX)(NYSE MKT:TRX) (the "Company") announces the voting results from its 2020 annual general meeting held on February 27, 2020.

A total of 75,572,255 common shares were voted representing 47.64% of the issued and outstanding common shares of the Company.  Shareholders voted in favour of all items of business before the Meeting, as follows:

Item Voted Upon	Result of Vote
Set the number of directors at five	Votes For	Votes Against
	34,631,729 (99.03%)	339,132 (0.97%)
Appoint James E. Sinclair as director	Votes For	Votes Withheld
	34,061,295 (97.40%)	909,566 (2.60%)
Appoint Norman Betts as director	Votes For	Votes Withheld
	34,016,068 (97.27%)	954,793 (2.73%)
Appoint William Harvey as director	Votes For	Votes Withheld
	34,501,771 (98.66%)	469,000 (1.34%)
Appoint Rosalind Morrow as director	Votes For	Votes Withheld
	34,547,655 (98.79%)	423,206 (1.21%)
Appoint Ulrich E. Rath as director	Votes For	Votes Withheld
	34,538,682 (98.76%)	432,179 (1.24%)
Appointment of Dale Matheson Carr-Hilton Labonte LLE, Chartered Professional Accountants, as auditors and authorize the directors to fix the remuneration of the auditors.	Votes For	Votes Withheld
	74,490,309 (98.57%)	1,081,946 (1.43%)

Respectfully Submitted,

“James E. Sinclair”

James E. Sinclair

Executive Chairman

For further information, please contact Michael Martin, Investor Relations, via email at m.martin@tangoldcorp.com, direct line 860-248-0999, or visit the Company website at www.tangoldcorp.com

The Toronto Stock Exchange and NYSE MKT LLC have not reviewed and do not accept responsibility for the adequacy or accuracy of this release